                                                Filed Pursuant to Rule 424(B)(3)
                                                               File No. 33-98636


Prospectus Supplement dated February 20, 1997


                   AMERICAN BUSINESS FINANCIAL SERVICES, INC.

The following data is added to the Notes to Consolidated Financial Statements contained in the Prospectus dated October 16, 1997 which relates to the offering of $50.0 million of Subordinated Notes of American Business Financial Services, Inc.

Note 1 - Summary of Significant Accounting Policies

Mortgage Servicing Rights
         Effective July 1, 1995, the Company adopted Financial Accounting Standards Board Statement No. 122, "Accounting for Mortgage Servicing Rights." The Statement amends Statement No. 65 to require recognition as a separate asset the rights to service mortgage loans for others, however those servicing rights are acquired. The statement requires the assessment of capitalized mortgage servicing rights for impairment to be based on the current fair value of those rights. Mortgage servicing rights are amortized in proportion to and over the period of the estimated net servicing income.

Note 12 - Fair Value of Financial Instruments

                           Carrying Value       Fair Value
                          ----------------     ------------
Servicing Rights             $1,387,511         $1,387,511

Servicing rights - Fair value is determined using estimated discounted future cash flows taking into consideration anticipated prepayment rates.


Note 14 - Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Although the Company believes that it has made reasonable estimates of the excess spread receivables likely to be realized, the rate of prepayment and the amount of defaults realized by the Company are estimates and actual experience may vary from its estimates.

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Higher levels of future  prepayments,  delinquencies  and/or  liquidations could result in decreased excess spreads and the write down of the receivable, which would adversely affect the Company's income in the period of adjustment.

         The Company's revenues and net income have fluctuated in the past and may fluctuate in the future principally as a result of the timing and size of its securitizations. Since the Company does not recognize gains on the sale of such loans until it consummates a securitization thereof, the Company's operating results for a given period can fluctuate significantly as a result of the timing and level of securitizations.

Note 15 - Recent Accounting Pronouncements

         In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), establishing financial accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123 encourages all entities to adopt a new method of accounting to measure compensation cost of all employee stock compensation plans based on the estimated fair value of the award at the date it is granted. Companies are, however, allowed to continue to measure compensation costs for those plans using the intrinsic value based method of accounting, which generally does not result in compensation expense recognition for most plans. The Company expects to remain with the existing accounting and will disclose in a footnote to the financial statements pro forma net income and, earnings per share, as if SFAS No. 123 had been adopted. The accounting requirements of this Statement are effective for transactions entered into during fiscal years that begin after December 15, 1995; however, companies are required to disclose information for awards granted in their first financial year beginning after December 15, 1994. The Company intends to utilize the intrinsic value method of accounting.

         In June 1996, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards (SFAS) No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 125"). Pursuant to SFAS No. 125, after a transfer of financial assets, an entity would be required to recognize all financial assets and servicing its controls and liabilities it has incurred and, conversely, would not be required to recognize financial assets when control has been surrendered and liabilities when extinguished. SFAS No. 125 provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 125 will be effective with respect to the transfer and servicing of financial assets and the extinguishment of liabilities occurring after December 31, 1996, with earlier application prohibited.


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               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS





American Business Financial Services, Inc.
Bala Cynwyd, Pennsylvania


We hereby consent to the use in this Prospectus Supplement dated February 20, 1997 related to the Registration Statement on Form SB-2 (File No. 33-98636) of our report dated September 20, 1995, relating to the consolidated financial statements of American Business Financial Services, Inc. and subsidiaries.

We also consent to the reference to our firm under the caption "Experts" in the Prospectus.



                                               /s/ FISHBEIN & COMPANY, P.C.
                                               -------------------------------
                                               FISHBEIN & COMPANY, P.C.


Elkins Park, Pennsylvania
February 20, 1997

               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




American Business Financial Services, Inc.
Bala Cynwyd, Pennsylvania



We hereby consent to the use in this Prospectus Supplement dated February 20, 1997 related to the Registration Statement on Form SB-2 (File No. 33-98636) of our report dated August 23, 1996, relating to the consolidated financial statements of American Business Financial Services, Inc. and subsidiaries.

We also consent to the reference to us under the caption "Experts" in the Prospectus.


                                                   /s/ BDO SEIDMAN, LLP
                                                   -------------------------
                                                   BDO SEIDMAN, LLP

Philadelphia, Pennsylvania
February 20, 1997


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                                   Your Money
                                   Can Begin
                            Earning These High Rates


                       Term            Rate         Annual Yield*

                       3 Months        7.15%           7.41%

                       6 Months        7.35%           7.62%

                       12 Months       8.35%           8.70%

                       18 Months       8.40%           8.76%

                       24 Months       8.50%           8.87%

                       30 Months       9.10%           9.52%

                       36 Months       9.25%           9.69%

                       48 Months       9.50%           9.96%

                       60 Months       10.25%          10.79%

                       7 Years         10.30%          10.84%

                       10 Years        10.45%          11.01%


                           For More Information Call

                                 1-800-776-4001

                               AMERICAN BUSINESS
                            FINANCIAL SERVICES INC.

An offer can only be made by the Prospectus dated October 16, 1996, delivered in conjunction with this Rate Supplement dated February 14, 1997. See "Risk Factors" for a discussion of certain factors which should be considered in connection with an Investment in the Notes. The Effective Annual Yield assumes all interest reinvested daily at the stated rate. These rates available through March 17, 1997.